Morgan, Lewis & Bockius llp 2020 K Street, NW Washington, DC 20006 Tel. +1.202.373.6000 Fax: +1.202.373.6001 www.morganlewis.com

Christopher D. Menconi +1.202.373.6173 chris.menconi@morganlewis.com

July 27, 2015

Eric Pinciss
U.S. Bancorp Fund Services, LLC
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Dear Mr. Pinciss:

We are counsel to the Trust for Advised Portfolios (the “Trust”). You have asked us to review Post-Effective Amendment No. 69 to the Trust’s registration statement on Form N-1A (File Nos. 333-108394 and 811-21422) (the “Amendment”), which is being filed on behalf of the Trust’s Fulcrum Diversified Absolute Return Fund pursuant to the Investment Company Act of 1940 and Rule 485(b) under the Securities Act of 1933.

Based on our limited review of the sections of the Amendment that you have indicated implement changes to the disclosures, we hereby represent our view that the Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b).

Sincerely,

/s/ Christopher Menconi

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